DYNAMIC GOLD CORP.

Suite 506 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 488-0860    Facsimile:  (604) 408-3884

February 15, 2008

Mr. James Giugliano

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.

20549-7010

Dear Mr. Giugliano:

RE:

DYNAMIC GOLD CORP.

FORM 10-KSB/A for the Fiscal Year Ended June 30, 2007

Filed September 13, 2007

File No. 000-52417

We provide the following responses to your comment letter dated February 6, 2008 for your review:

Form 10-KSB for the Fiscal Year Ended June 30, 2007

General

1.

The Commission File Number included on certain 8-K filings appears to be inconsistent with the Commission File Number on record of 000-52417.  Please note your Commission File Number to ensure that future forms and filings include the appropriate file number.

Response:

We note our Commission File Number on record as 000-52417.  The cover page to the 10-KSB/A has been updated.

Mr. James Giugliano

United States Securities and Exchange Commission

February 15, 2008

2.

Throughout your filing and financial statements you refer to your company as “development stage.”  Please note that within the context of extractive industries, this term is defined by paragraph (a)(4)(ii) of SEC Industry Guide 7 and has specific meaning to investors.  Based on your disclosures of the description of your business, please modify your filing to refer to your company as “exploration stage” to avoid investor confusion.  Refer to paragraph F.10 of “Division of Corporation Finance:  Frequently Requested Accounting and Financial Reporting Interpretations and Guidance (March 31, 2001).

Response:

We have modified our filing and financial statements to refer to our company as “exploration stage” and not “development stage” to avoid investor confusion.

Item 6 – Management’s Discussion and Analysis or Plan of Operation

Critical Accounting Policies

Mineral Properties, page 14

3.

We note your accounting policy to expense mineral property acquisition costs as incurred.  Please refer to paragraph 9 of EITF 04-2 and modify your policy accordingly.

Response:

We have modified our accounting policy for mineral property costs in accordance with EIFT 04-2 as follows:

“The Company is primarily engaged in the acquisition, exploration and development of mineral properties.

Mineral property acquisition costs are initially capitalized as tangible assets when purchased.  At the end of each fiscal quarter end, the Company assesses the carrying costs for impairment.  If proven and probable reserves are established for a property and it has been determined that a mineral property can be economically developed, costs will be amortized using the units-of-production method over the estimated life of the probable reserve.

Mineral property exploration costs are expensed as incurred.

Mr. James Giugliano

United States Securities and Exchange Commission

February 15, 2008

Estimated future removal and site restoration costs, when determinable are provided over the life of proven reserves on a units-of-production basis.  Costs, which include production equipment removal and environmental remediation, are estimated each period by management based on current regulations, actual expenses incurred, and technology and industry standards.  Any charge is included in exploration expense or the provision for depletion and depreciation during the period and the actual restoration expenditures are charged to the accumulated provision amounts as incurred.

As of the date of these financial statements, the Company has not established any proven or probable reserves on its mineral properties and incurred only acquisition and exploration costs.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.”

We included an additional note under significant accounting polices for impairment of long lived assets as follows:

“Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.  Recoverability of these assets is measured by comparison of its carrying amount to future undiscounted cash flows the assets are expected to generate.”

We included an additional note for our change in accounting policy as follows:

“Effective 30 June 2007, the Company adopted, on a retroactive basis, the provisions of Financial Accounting Standards Board (“FASB”) EITF 04-2 “Whether Mineral Rights are Tangible or Intangible Assets”.  EITF 04-2 establishes mineral rights as tangible assets, whereby the aggregate carrying amount of such mineral rights should be reported as a separate component of property, plant, and equipment.  The retroactive impacts of adopting EITF 04-2 had no impact on net loss or earnings per share for the periods ended 30 June 2007 and 2006 and for the period from the date of inception on 21 January 2004 to 30 June 2007.”

Mr. James Giugliano

United States Securities and Exchange Commission

February 15, 2008

Item 7 – Financial Statements, page 14

4.

We note that your financial statements do not include an audit report certifying the financial amounts as of and for the year ended June 30, 2006, or for the cumulative amounts from inception to June 30, 2007.  Please revise your filings to include an audit report, or multiple audit reports, as applicable, covering all periods for which financial statements are presented.  Refer to Item 310(a) of Regulation S-B and Article 2-05 of Regulation S-X

Response:

We are in the process of obtaining an audit report from our previous auditors, Amisano Hanson, Chartered Accountants.  We have been advised that the audit report will be available to us no later then Friday, February 22, 2008.  The audit reports from our previous auditors, Amisano Hanson and our current auditors, James Stafford Chartered Accountants will cover all periods for which the financial statements are presented.

Item 8A – Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 29

5.

You disclose that your President and Chief Financial Officer concluded that your disclosure controls and procedures “…are effective to provide reasonable assurance that information required to be disclosed in this annual report on Form 10-KSB is recorded, processed, summarized and reported within the time period specified in Securities and Exchange Commission rules and forms.”  Item 307 of Regulation S-B requires that you disclose your officer’s conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act.  The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure.   Specifically, disclosure controls and procedures also include, “…without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”  Your officer’s conclusions do not state whether your disclosure controls and procedures are effective at accomplishing these items.  Please revise your officers’ conclusions to state whether your disclosure controls and procedures are effective at accomplishing all of the items included within the definition of disclosure controls and procedures as contained in Rule 13a-15(e) of the Exchange Act.

Mr. James Giugliano

United States Securities and Exchange Commission

February 15, 2008

Response:

We have revised our officers’ conclusion by adding the following to the end of the last sentence:

“…and that such information is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.”

Management’s Annual Report on Internal Control Over Financial Reporting, page 29

6.

We note your disclosure within the third and fourth paragraphs of this subsection states your conclusions as to the effectiveness of disclosure controls and procedures.  Please note that disclosure controls and procedures, as defined by Exchange Act Rules 13a-15(e) and 15d-15(e), are different from internal controls over financial reporting, as defined by Exchange Act Rules 13a-15(f) and 15d-15(f).  Please revise your disclosure to indicate your conclusion of the effectiveness of your internal controls over financial reporting.

Response:

We have revised our disclosure within the third and fourth paragraphs to indicate our conclusion of the effectiveness of our internal controls over financial reporting as follows:

“Under the supervision and with the participation of our management, including Tim Coupland, our President and Chief Executive Officer, and Ann-Marie Cederholm, our Chief Financial Officer, we have evaluated the effectiveness of our internal control over financial reporting and preparation of our annual financial statements as of June 30, 2007 and believe they are effective.

Based upon the evaluation of our controls, Tim Coupland, our President and Chief Executive Officer, and Ann-Marie Cederholm, our Chief Financial Officer, has concluded that, there were no significant changes in our internal control over financial reporting or in other factors during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”

Mr. James Giugliano

United States Securities and Exchange Commission

February 15, 2008

7.

We note your disclosure in the fourth paragraph of this subsection in which you concluded effectiveness “subject to the limitations noted above.”  Please revise your disclosure to state, in clear and unqualified language, whether you conclude your controls are or are not effective.  You must also disclose any material weaknesses identified.  You should also consider disclosing any other information that enhances the reader’s understanding of your internal control over financial reporting, including weaknesses identified and mitigating or compensating controls.

Response:

We have revised our disclosure to state, in clear and unqualified language that we conclude our controls are effective (see response to comment 6).  There were no material weaknesses that were identified therefore we did not expand our disclosure on identifying weaknesses and mitigating or compensation controls.

Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

8.

In a March 4, 2005 Staff Alert entitled “Annual Report Reminders,” the staff of the Division of Corporation Finance reminded issuers that the certifications required under the Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K.  We note the identification of the certifying individual at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  The identification of the certifying individual at the beginning of the certifications should be revised so as not to include the individual’s title.  Please revise your certifications to be in the exact form set forth in Item 601 of Regulation S-K.

Response:

The identification of the certifying individual at the beginning of the certifications has been revised so as not to include the individual’s title.  They are in the exact form set forth in Item 601 of Regulation S-K

Closing Comments

An explanatory paragraph has been inserted into the Form 10KSB/A immediately after the Table of Contents, as follows:

Mr. James Giugliano

United States Securities and Exchange Commission

February 15, 2008

Dynamic Gold Corp. is filing this Form 10KSB/A to provide additional disclosure and clarifications.  The primary changes are:

(a)

Modifying the filing and financial statements to refer to the Company as “exploration stage”;

(b)

Modifying the Company’s Mineral Properties accounting policy;

(c)

Providing additional information and clarification on the Company’s evaluation of disclosure controls and procedures and management’s annual report on internal control over financial reporting; and

(d)

Correcting typographical errors on the signature page and certifications.

Please be advised that Dynamic Gold Corp. acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to receiving your comments regarding our proposed amendments to Form 10KSB.

Sincerely,

/s/ Ann-Marie Cederholm

Ann-Marie Cederholm, CGA

Chief Financial Officer